May 8, 2007
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Larry Spirgel, Assistant Director

Re:	Covad Communications Group, Inc.
Form 10-K for Fiscal Year Ended December 31, 2006
Filed February 28, 2007
File No. 1-32588
Dear Mr. Spirgel:
This letter responds to the letter dated April 24, 2007, setting forth the comments of the staff of the Securities and Exchange Commission (the “Staff”) regarding Covad Communications Group, Inc.’s (the “Company”) 2006 Annual Report on Form 10-K, filed on February 28, 2007. For your convenience, in this letter, we have reproduced each of the Staff’s comment in italic type; followed by the Company’s response immediately thereafter in regular type.

Form 10-K for Fiscal Year Ended December 31, 2006
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Revenues, net, page 38
1.	We note your statement herein that net revenues include billings for installation fees and equipment sales, which are recognized as revenue over the expected life of the relationship with the end-user. Please address your revenue recognition policy for installation fees and equipment sales in Note 2. Tell us and disclose:
•	Your basis in the accounting literature for recognizing revenue from equipment sales over the expected life of the relationship with the end-user.

•	How you account for equipment costs in excess of the related equipment sales.
The Company recognizes revenue from customer premise equipment (“CPE”) sales over the expected life of the relationship with the end-user because, as explained below, the CPE sale is not a separate unit of accounting or discrete earnings event. CPE costs in excess of the related CPE sales are charged to operations as an element of cost of sales in the period the service activation occurs.
Basis for the Company’s accounting:
The Company evaluates all deliverables in a revenue arrangement to determine if they are considered separate units of accounting. In order to be considered a separate unit of accounting, the deliverables must meet all three of the following criteria, as prescribed by paragraph 9 of EITF 00-21:
1.	The delivered item(s) has value to the customer on a standalone basis.

2.	There is objective and reliable evidence of the fair value of the undelivered item(s).

3.	If the arrangement includes a general right of return relative to the delivered item, delivery or performance of the undelivered item(s) is considered probable and substantially in the control of the vendor.
The Company believes the first condition is not met for its sales of CPE or for the installation fees. The broadband service that is the essential element of the contract with our customer, and the CPE, and related installation services, are provided only to enable the commencement and on-going delivery of this service. Although broadband services can be obtained from other vendors, the CPE that we provide could not be used to obtain broadband service from another provider. In addition, the Company does not sell CPE separately and it does not believe that the customer could resell the CPE on a standalone basis. Although a customer could potentially procure a non-configured CPE from a supplier, the Company’s broadband CPE is based and configured to its proprietary network specifications and not interchangeable with other broadband-related CPE.
As stated above, paragraph 9 of EITF 00-21 requires that all three conditions be met in order for the Company’s CPE to be considered a separate unit of accounting. Since the first criterion is not met, the Company has concluded that its sale of CPE and the related installation fees are not separate units of accounting but “up-front fees” integral to the activation and delivery of the on-going service. After evaluating its revenue arrangements to determine the units of accounting, the Company applies the guidance of SAB 104.
Up-front Fees under SAB 104:
As stated above, the sale of the CPE and provision of service for which the Company receives the up-front fees has no utility to the purchaser separate and independent of the Company’s performance of the other elements of the arrangement. Therefore, in the absence of the Company’s continuing involvement under the arrangement, the customer would not have paid the up-front fees.

SAB 104 provides an example similar to this type of arrangement, where a customer is required to pay up-front fees in the form of “activation fees” when entering into an arrangement to provide telecommunications services. In this example, and similar to the Company’s situation, the activities for activating telecommunications services or providing initial set-up services completed by the registrants are not viewed as discrete earnings events. The terms, conditions, and amounts of these fees typically are negotiated in conjunction with the pricing of all the elements of the arrangement, and the customer would ascribe no value to elements ostensibly associated with the up-front fees in the absence of the registrant’s performance of other contract elements. The Company does not sell the CPE separately and therefore believes that the customers are purchasing the on-going products or services being provided through its continuing involvement. Further, the Company believes that the earnings process is completed by performing under the terms of the arrangement, not simply by originating a revenue-generating arrangement.
The services being provided or products being delivered are essential to the customers receiving the expected benefit of the up-front payment. Therefore, the up-front fees and the continuing performance obligation related to the services to be provided or products to be delivered are assessed as an integrated arrangement. In this case, the customer contracted for the on-going service, not for the set-up activities. The customer could not, and would not, separately purchase the set-up services without the on-going services. The services specified in the arrangement are performed continuously over the contractual term of the arrangement. In these situations, SAB 104 provides that the registrant should recognize revenue on a straight-line basis, unless evidence suggests that the revenue is earned or obligations are fulfilled in a different pattern, over the contractual term of the arrangement or the expected period during which those specified services will be performed, whichever is longer.
SAB 104 provides that the incremental direct costs incurred related to the acquisition or origination of a customer contract in a transaction that results in the deferral of revenue, unless specifically provided for in the authoritative literature, may be deferred by analogy in accordance with paragraph 4 of Technical Bulletin 90-1 or paragraph 5 of Statement 91. SAB 104 does not object to an accounting policy that results in the capitalization of costs in accordance with paragraph 6(a) and (b) of Statement 91 or Technical Bulletin 90-1. When both costs and revenue are deferred, SAB 104 provides that the capitalized costs should be charged to expense proportionally and over the same period that deferred revenue is recognized as revenue.
The Company has included in its Form 10-Q for the period ended March 31, 2007 and plans to include in future filings the following additional clarification to its policy (text in bold and underlined represents the proposed additional language to existing disclosure):
Under “Critical Accounting Policies and Estimates” in the MD&A
We recognize revenues when persuasive evidence of our arrangement with the customer exists, service has been provided to the customer, the price to the customer is fixed or determinable and collectibility of the sales price is reasonably assured. We recognize up-front fees associated with service activation over the expected term of the customer relationship, which is presently estimated to be twenty-four to forty-eight months using the straight-line method. We include revenue from sales of CPE and other activation fees for installation and set-up as up-front fees because neither is considered a separate unit of accounting. Similarly, we treat the incremental direct costs of service activation, which consist principally of customer premises equipment, or CPE, service activation fees paid to other telecommunications companies and sales commissions, as deferred charges in amounts no greater than the aggregate up-front fees that are deferred, and such incremental direct costs are amortized to expense using the straight-line method over a range of twenty-four to forty-eight months.
Under “Revenue, net” in the MD&A
Our net revenues also include a ratable portion of service activation fees and revenue from equipment sales for which the up-front billings are deferred and recognized as revenue over the expected life of the relationship with the end-user, and FUSF charges billed to our customers.

Under “Revenue Recognition” note to the financial statements
The Company recognizes up-front fees associated with service activation, which include activation fees and revenue from sales of CPE, using the straight-line method, over the expected term of the customer relationships, which ranges from 24 to 48 months, The Company includes revenue from sales of CPE and the activation fees for installation and set-up as the up-front fees because neither is considered a separate unit of accounting. The Company treats the incremental direct costs of service activation, which consist principally of CPE, service activation fees paid to other telecommunications companies and sales commissions, as deferred charges in amounts that are no greater than the aggregate up-front fees that are deferred. These deferred incremental direct costs are amortized to operations using the straight-line method over 24 to 48 months.
Cost of Sales, page 41
2.	We note your disclosure herein that network costs increased in part as a result of lower recoveries from billing disputes with your telecommunication vendors. Please tell us and disclose the nature of the billing disputes, the factors that you consider to determine the charges to be recorded, and how you account for them. Also, tell us if they are recorded net of estimated recoveries or if the estimated recoveries are recorded in arrears upon receipt of vendors credits.
In the ordinary course of our business, the Company from time to time receives incorrect billings from its telecommunication vendors. In addition, from time to time the Company has billing disputes with its telecommunication vendors. These disputes arise in the ordinary course of business and are primarily driven by the timing of implementation and interpretation of complex rate structures and contracts by each party in various states in which the Company operates. In most cases, upon receipt of a bill the Company records the liability and expense based on the terms of the contract. The Company, in some cases, may then file a billing dispute with the appropriate vendor. Upon receiving an actual credit or a firm commitment to issue the credit by the vendor, the Company records the variance, generally a recovery, through an adjustment to cost of sales and the related liability. No estimated recoveries are recorded for billings unless there is a contractual basis to record an amount less than the vendor billing.
The Company has included in its Form 10-Q for the period ended March 31, 2007 and plans to include in future filings the following additional clarification to its policy (text in bold and underlined represents the proposed additional language to existing disclosure):
Under “Critical Accounting Policies and Estimates” in the MD&A
We are a party to a variety of legal proceedings, as either plaintiff or defendant, and are engaged in other disputes that arise in the ordinary course of business. We are required to assess the likelihood of any adverse judgments or outcomes to these matters, as well as potential ranges of probable losses for certain of these matters. The determination of the liabilities to be recognized, if any, for loss contingencies is made after analysis of each individual situation based on the facts and circumstances. We also have billing disputes with our telecommunication vendors that arise in the ordinary course of business. These disputes are primarily driven by the timing of implementation and interpretation of complex rate structures and the related agreements with these vendors in various states in which we operate. Upon receiving an actual credit or a firm commitment to issue the credit by the vendor, we record the recovery through an adjustment to cost of sales and the related liability. Estimated recoveries are recorded if there is a legal basis, otherwise such amounts are recorded when the actual credit or a firm commitment to issue a credit is received from the vendor. However, it is reasonably possible that the liabilities reflected in our consolidated balance sheets for loss contingencies and business disputes could change in the near term due to new facts and circumstances, the effects of which could be material to our consolidated financial position, results of operations or cash flows.

Consolidated Balance Sheets, page 57
     3. Tell us why it is appropriate to classify your restricted cash as current.
Under the terms and conditions of the financing agreement with EarthLink, the proceeds received from the financing were to be used for various expenditures to enable the Company to deploy and offer line-powered voice access services (“LPVA”) to EarthLink pursuant to the LPVA service agreement. The agreements with EarthLink do not otherwise specifically define or designate specific uses for the funds. The Company has used such funds for capital expenditures as well as initial and on-going operating expenses related to its performance under the LPVA agreements. The Company completed the build out of the LPVA infrastructure in the fourth quarter of 2006. As of December 31, 2006, the Company’s expectation was that the remaining funds would be used to pay for on-going expenditures to support and enhance the LPVA service provided to EarthLink.
The Company considered the guidance in Accounting Research Bulletin 43 (Chapter 3 — Working Capital, paragraph 6.) which states: “This concept of the nature of current assets contemplates the exclusion from that classification of such resources as: (a) cash and claims to cash which are restricted as to withdrawal or use for other than current operations, are designated for expenditure in the acquisition or construction of non-current assets, or are segregated for the liquidation of long-term debts; (b) investments in securities (whether marketable or not) or advances which have been made for the purposes of control, affiliation, or other continuing business advantage; (c) receivables arising from unusual transactions (such as the sale of capital assets, or loans or advances to affiliates, officers, or employees) which are not expected to be collected within twelve months; (d) cash surrender value of life insurance policies; (e) land and other natural resources; (f) depreciable assets; and (g) long-term prepayments which are fairly chargeable to the operations of several years, or deferred charges such as bonus payments under a long-term lease, costs of rearrangement of factory layout or removal to a new location.”
The Company believes that because (1) the agreements with EarthLink did not specify the manner or nature in which expenditures would be incurred (other than that they be related to its performance under the LPVA agreements), and (2) as of December 31, 2006, use of the remaining funds would be related to on-going expenditures to support and enhance LPVA services to EarthLink, classifying the restricted cash balance as current is appropriate.
1. Nature of Operations and Summary of Significant Accounting Policies
Goodwill, page 69
4.	Please provide a schedule that reflects the changes in the carrying amount of goodwill during the period. Refer to paragraph 45(c) of SFAS 142.
The Company believes that information and narrative disclosures in Note 1. “Nature of Operations and Summary of Significant Accounting Policies — Goodwill” and Note 6. “Business Acquisition, Asset Acquisition and Equity Investment — Acquisition of NextWeb and Acquisition of GoBeam” to the consolidated financial statements, in combination, provides the information required by paragraph 45(c) of SFAS 142, as well as adequate information to a reader regarding the changes in the carrying amount of goodwill during the periods presented. Nonetheless, in light of the Staff’s comment, the Company plans to include in future filings, when changes in the carrying amount of goodwill occur, a tabular schedule of the information presently disclosed in narrative form under Note 1 to consolidated financial statements.

     The table will follow this format (using 2006 and 2005 information for illustration purposes):

	Direct Segment
	2006	2005
Balance as of the beginning of the year	$36,626	$36,626
Goodwill as a result of business acquisitions	13,376	—

Balance as of the end of the year	$50,002	$36,626

Collateralized and Other Customer Deposits, page 69
5.	Per your disclosure, you redeemed the collateralized AT&T deposit liability, which was originally transacted in connection with a resale agreement. In addition, several agreements between you and AT&T have also been terminated. If the resale agreement was also terminated, please disclose in the MD&A any impact on your sales, if at all, during 2006 and prospectively thereafter. We note that AT&T is a significant customer.
The resale agreement between the Company and AT&T was not terminated as part of the redemption of the collateralized customer deposit liability and, consequently, there was no impact to the Company’s revenue from this redemption.
The Company has included in its Form 10-Q for the period ended March 31, 2007 and plans to include in future filings the following additional clarification (text in bold and underlined represents the proposed additional language to existing disclosure):
Under “Collateralized and Other Customer Deposits” note to financial statements
In addition, several agreements, between the Company and AT&T have also been terminated, subject to certain obligations and provisions, which survive termination of the agreements. The Company’s resale agreement with AT&T remains in place.
14. Business Segments, page 95
6.	Please disclose goodwill allocated to each segment. Refer to paragraph 52(c) of SFAS 141.
The Company has disclosed under the heading “Goodwill” in Note 1 of the Notes to Consolidated Financial Statements, on page 69, that the goodwill for the NextWeb and GoBeam acquisitions were allocated to the Direct segment. As proposed in our response to comment 4 above, the Company plans to incorporate in future filings, when changes in the carrying amount of goodwill occur, a tabular rollforward of the carrying amount of its goodwill. The tabular schedule will contain a column header labeled “Direct Segment” indicating that the goodwill is allocated to the Direct segment.
(End of Reponses)
The Company acknowledges that:
•	The Company is responsible for the adequacy and accuracy of the disclosures in the filings;

•	Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact the undersigned at 408-952-7421 if you have any questions regarding this letter.
Sincerely,
/s/ Justin Spencer
Justin Spencer
Acting Chief Financial Officer
Covad Communications Group, Inc.